Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

THIRD QUARTERLY REPORT OF 2019

Summary

The 2019 third quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1

The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the quarterly report of the Company.

1.3

The responsible person of the Company, Mr. Wang Chang Shun (Chairman), the responsible person of the finance work of the Company, Mr. Ma Xu Lun (Vice Chairman and President of the Company), and the responsible person of the accounting department, Mr. Xiao Li Xin (Executive Vice President, Chief Financial Officer and Chief Accountant of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The 2019 third quarterly report of the Company is unaudited.

2	Principal Information of the Company

2.1	Major financial data

Unit: Million     Currency: RMB

	30 September 2019	31 December 2018	Increase/ (decrease) (%)
Total assets	301,016	246,655	22.04
Net assets attributable to the shareholders of the Listed Company	65,315	65,003	0.48

	Nine months ended 30 September 2019	Nine months ended 30 September 2018	Increase/ (decrease) (%)
Net cash flows from operating activities	24,776	16,457	50.55

	Nine months ended 30 September 2019	Nine months ended 30 September 2018	Increase/ (decrease) (%)
Operating revenue	116,665	108,889	7.14
Net profit attributable to the shareholders of the Listed Company	4,078	4,175	-2.32
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	3,601	3,658	-1.56
Weighted average return on net assets (%)	6.26	6.31	Decreased by 0.05 percentage point
Basic earnings per share (RMB/share)	0.33	0.40	-17.50
Diluted earnings per share (RMB /share)	0.33	0.40	-17.50

Non-recurring gains and losses

✓ Applicable ☐ Not applicable

Unit: Million    Currency: RMB

Items	Third quarter of 2019	Nine months ended 30 September 2019	Explanation
Gains and losses on disposal of non-current assets	25	60
Government grants recorded in the income statement for the current period (exclusive of government grants which are closely related to the business of the Company and entitled pursuant to unified standard quota or amount under the government policy)	6	8
Gain or loss on changes in fair value of financial assets held-for-trading, derivative financial assets, financial liabilities held-for-trading and derivative financial liabilities, and investment income from disposal of financial assets held for trading, derivative financial assets, financial liabilities held-for-trading, derivative financial liabilities and other equity investments, except for effective hedging transactions that are closely related to the Company’s normal operation		13
Other non-operating income and expenses besides items above	284	605
Effect on non-controlling interests after taxation	-17	-43
Effect of income tax	-77	-166
Total	221	477

2.2

Total number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders (shareholders)			211,881

Particulars of the top ten shareholders
Name of the shareholder (full name)	Number of shares held as at the end of the reporting period	Share holding (%)	Number of shares subject to trading restrictions	Pledged or frozen shares		Capacity
				Status	Number of shares
China Southern Air Holding Limited Company (“CSAH”)	4,528,431,323	36.92	489,202,658	No	0	State- owned legal entity
HKSCC (Nominees) Limited	1,750,933,907	14.27	—	Not known	—	Overseas legal entity
Nan Lung Holding Limited (“Nan Lung”)	1,634,575,925	13.32	600,925,925	No	0	State- owned legal entity
Hong Kong Securities Clearing Company Limited	518,605,392	4.23	0	No	0	Overseas legal entity
China National Aviation Fuel Group Corporation	498,338,870	4.06	0	No	0	State- owned legal entity
China Securities Finance Corporation Limited	320,484,156	2.61	0	No	0	State- owned legal entity
American Airlines Inc.	270,606,272	2.21	0	No	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	242,524,916	1.98	0	No	0	State- owned legal entity
Spring Airlines Co., Ltd.	140,531,561	1.15	0	No	0	Domestic non-stated- owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	121,262,458	0.99	0	No	0	Domestic non-stated- owned legal entity

Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions

Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions	Type and number of shares
		Type of shares	Number of shares
China Southern Air Holding Limited Company (“CSAH”)	4,039,228,665	RMB-denominated Ordinary shares	4,039,228,665
HKSCC (Nominees) Limited	1,750,933,907	Overseas listed foreign shares	1,750,933,907
Nan Lung Holding Limited (“Nan Lung”)	1,033,650,000	Overseas listed foreign shares	1,033,650,000
Hong Kong Securities Clearing Company Limited	518,605,392	RMB-denominated Ordinary shares	518,605,392
China National Aviation Fuel Group Corporation	498,338,870	RMB-denominated Ordinary shares	498,338,870
China Securities Finance Corporation Limited	320,484,156	RMB-denominated Ordinary shares	320,484,156
American Airlines Inc.	270,606,272	Overseas listed foreign shares	270,606,272
China Structural Reform Fund Co., Ltd.	242,524,916	RMB-denominated Ordinary shares	242,524,916
Spring Airlines Co., Ltd.	140,531,561	RMB-denominated Ordinary shares	140,531,561
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	121,262,458	RMB-denominated Ordinary shares	121,262,458
Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 1,671,287,925 (including
shares subject to trading restrictions) H shares of the
Company through its wholly-owned subsidiaries in
Hong Kong, namely Nan Lung and Perfect Lines
(Hong Kong) Limited. The Company is not aware of
any other connected relationship between other
	shareholders.
Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable

2.3

Total number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period.

☐ Applicable ✓ Not applicable

3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

✓ Applicable ☐ Not applicable

3.1.1 Changes in important accounting policies

According to the Notice on the Amendment to the Accounting Standard for Business Enterprises No.21-Leases (Cai Kuai [2018] No.35) (the “New Lease Standard”), the Group adopted the New Lease Standard from 1 January 2019 and made adjustment to amount of retained earnings and other relevant items in the financial statements as at 1 January 2019, while the data related to comparable period were not restated. For impact of adoption of the New Lease Standard by the Group at 1 January 2019, please refer to appendix 4.2.

3.1.2 Significant changes in major items in consolidated balance sheet:

Unit: million Currency: RMB

Items	30 September 2019	30 September 2018	Percentage of Change (%)	Main reason(s) for the change
Financial assets held-for-trading	15	440	-96.59	Mainly due to the expiration of financing product during the Period
Prepayments	2,232	3,695	-39.59	Mainly due to the adoption of the New Lease Standard
Assets classified as held for sale	/	224	-100.00	Mainly due to the disposals of assets classified as held for sale completed during the Period
Fixed assets	81,141	170,039	-52.28	Mainly due to the adoption of the New Lease Standard
Right-of-use assets	144,937	/	100.00	Mainly due to the adoption of the New Lease Standard
Short-term loans	14,301	20,739	-31.04	Mainly due to the repayment of short-term loans
Other current liabilities	20,095	4,000	402.38	Mainly due to the issuance of ultra short-term financing bills during the Period
Long-term loans	2,380	9,422	-74.74	Mainly due to the repayment of long-term loans
Bonds payable	11,404	6,254	82.35	Mainly due to the issuance of corporate bonds during the Period
Long-term payables	/	62,666	-100.00	Mainly due to the adoption of the New Lease Standard
Lease liabilities	112,361	/	100.00	Mainly due to the adoption of the New Lease Standard
Other non-current liabilities	6,585	4,867	35.30	Mainly due to the adoption of the New Lease Standard

3.1.3 Significant changes in major items in consolidated income statement:

Unit: million Currency: RMB

Items	Nine months ended 30 September 2019	Nine months ended 30 September 2018	Percentage of Change (%)	Main reason(s) for the change
Financial expenses	7,146	4,531	57.71	Mainly due to the adoption of the New Lease Standard and the increase of exchange losses resulted from the depreciation of Renminbi against US dollars during the reporting period
Interest expenses	4,388	2,403	82.61	Mainly due to the adoption of the New Lease Standard
Gains/(losses) arising from changes in fair value (“ - ” for losses)	506	231	119.05	Mainly due to the fair value change of derivative financial instrument during the reporting period
Gains on disposal of property, plant and equipment and construction in progress	53	405	-86.91	Mainly due to the decrease of receipt of payment for transfer of aircraft purchase quota in the reporting period

3.1.4 Significant changes in major items in consolidated cash flow statement:

Unit: million Currency: RMB

Items	nine months ended 30 September 2019	nine months ended 30 September 2018	Percentage of Change (%)	Main reason(s) for the change
Proceeds from disposal of investments	467	/	100.00	Mainly due to the expiration of financing product during the Period
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	554	3,988	-86.11	Mainly due to the decrease of receipt of payment for transfer of aircraft purchase quota in the reporting period
Payment for acquisition of investments	632	/	100.00	Mainly due to the increase of payments for investments
Proceeds from issuance of bonds	36,700	1,500	2346.67	Mainly due to the increase in bonds and ultra short-term financing bills issued during the Period
Repayments of borrowings	73,665	30,327	142.90	Mainly due to the adoption for the New Lease Standard resulting the increase for payment for interest and the increase of repayment of long-term loans during the period

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☐ Applicable ✓Not applicable

3.3	Status on the guarantee provided to SPV by the Company

As of the date of this report, the Company has established 32 SPVs: China Southern Airlines No.1, China Southern Airlines No.2, China Southern Airlines No.5, China Southern Airlines No.10, China Southern Airlines Nos.15-20, China Southern Airlines Nos.24-27, Chong Qing Airlines No.1 and Xiamen Airlines Nos.1-17. The actual amount of guarantee provided by the Company for China Southern Airlines No.1, China Southern Airlines No.2, China Southern Airlines No.5, China Southern Airlines No.10, China Southern Airlines No.15, China Southern Airlines No.16, China Southern Airlines No.17, China Southern Airlines No.18, China Southern Airlines No.19, China Southern Airlines No.20, China Southern Airlines No.24, China Southern Airlines No.25 and China Southern Airlines No.26 are approximately US$34 million, US$36 million, US$34 million, US$517 million, US$311 million, US$527 million, US$149 million, US$250 million, US$51 million, US$51 million, US$232 million, US$130 million and US$473 million, respectively. The actual amount of guarantee provided by Chong Qing Airlines for Chong Qing Airlines No.1 is approximately US$360 million. The actual amount of guarantee provided by Xiamen Airlines for Xiamen Airlines Nos.1-15 and Xiamen Airlines No.17 are approximately US$17 million, US$11 million, US$11 million, US$14 million, US$15 million, US$20 million, US$9 million, US$14 million, US$15 million, US$15 million, US$16 million, US$13 million, US$19 million, US$18 million, US$18 million and US$12 million, respectively. And the total amount of guarantee provided to the aforementioned 30 SPVs are approximately US$3,392 million, equivalent to approximately RMB24,083 million (calculated based on exchange rate of US$1 against RMB7.1), all of which fall within the authorized scope of guarantee approved by the Company in its 2017 annual general meeting and 2018 annual general meeting.

3.4	Undertakings of overdue performance during the reporting period

☐ Applicable    ✓ Not applicable

3.5

Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐ Applicable    ✓ Not applicable

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 October 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

4	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 30 September 2019

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	30 September 2019	31 December 2018
Current assets:
Cash at bank and on hand	1,193	7,308
Provisions on payables
Contributions made
Financial assets held for trading	15	440
Financial assets at fair value through profit or loss
Derivative financial assets	463
Bills receivable	1	2
Accounts receivables	3,537	2,927
Accounts receivables financing
Prepayments	2,232	3,695
Premiums receivable
Receivables on reinsurance
Provisions for reinsurance contracts
Other receivables	2,425	2,338
Including: Interest receivable	2	1
Dividend receivable	84	3
Purchase of financial assets resold
Inventories	2,119	1,699
Contract asset
Assets classified as held for sale		224
Non-current assets due within one year
Other current assets	4,971	5,439
Total current assets	16,956	24,072
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets
Financial assets at fair value through profit or loss
Financial assets at fair value through other comprehensive income
Held-to-maturity investments
Long-term receivables
Long-term equity investments	6,360	5,992
Other equity instrument investments	1,080	1,080
Other non-current financial assets	102	103
Investment properties	478	499
Fixed assets	81,141	170,039
Construction in progress	42,180	37,881
Bearer biological assets
Oil and gas assets

Right-of-use assets	144,937
Intangible assets	3,652	3,349
Development costs
Goodwill
Long-term deferred expenses	558	732
Deferred tax assets	2,355	1,574
Other non-current assets	1,217	1,334
Total non-current assets	284,060	222,583
Total assets	301,016	246,655
Current liabilities:
Short-term loans	14,301	20,739
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit or loss
Derivative financial liabilities		44
Bills payable		150
accounts payable	15,443	13,921
Sales in advance of carriage	7,152	8,594
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Employee benefits payable	2,502	3,214
Taxes payable	614	554
Other payables	6,979	7,221
Including: Interest payable	492	771
Dividends payable	1	2
Amounts due to reinsurers
Securities trading agency fees
Securities underwriting fees
Contract liabilities	1,482	1,693
Liabilities classified as held for sale
Non-current liabilities due within one year	20,085	23,557
Other current liabilities	20,095	4,000
Total current liabilities	88,653	83,687
Non-current liabilities:
Reserves on insurance contracts
Long-term loans	2,380	9,422
Bonds payable	11,404	6,254
Including: Preference shares
Perpetual bonds
Lease liabilities	112,361
Long-term payables		62,666
Long-term employee benefits payable	2	2
Provisions
Deferred income	679	906
Deferred tax liabilities	344	668
Other non-current liabilities	6,585	4,867
Total non-current liabilities	133,755	84,785
Total liabilities	222,408	168,472

Owners’ equity (or shareholders’ equity)
Share capital (or issued capital)	12,267	12,267
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	25,633	25,589
Less: Treasury shares
Other comprehensive income	421	494
Specific reserve
Surplus reserve	2,398	2,670
Provision for ordinary risks
Retained earnings	24,596	23,983
Total equity attributable to shareholders of the Company	65,315	65,003
Non-controlling interests	13,293	13,180
Total owners’ equity	78,608	78,183
Total liabilities and owners’ equity	301,016	246,655

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Balance Sheet of the Company

As at 30 September 2019

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	30 September 2019	31 December 2018
Current assets:
Cash at bank and on hand	653	3,698
Financial assets held for trading	15	440
Financial assets at fair value through profit or loss
Derivative financial assets	463
Bills receivable
Accounts receivables	3,455	2,248
Accounts receivables financing
Prepayments	2,037	3,185
Other receivables	2,141	1,714
Including: Interest receivable	132	125
Dividend receivable	63	3
Inventories	1,409	1,053
Contract assets
Assets classified as held for sale
Non-current assets due within one year
Other current assets	3,991	4,001
Total current assets	14,164	16,339
Non-current assets:
Investments in debt instruments
Available-for-sale financial assets
Other investments in debt instruments
Held-to-maturity investments
Long-term receivables
Long-term equity investments	15,261	14,565
Other equity instrument investments	234	234
Other non-current financial assets	21	16
Investment properties	443	472
Fixed assets	54,729	129,695
Construction in progress	33,583	29,717
Bearer biological assets
Oil and gas assets
Right-of-use assets	118,192
Intangible assets	1,906	1,612
Development costs
Goodwill
Long-term deferred expenses	35	259
Deferred tax assets	2,330	1,544
Other non-current assets	995	1,120
Total non-current assets	227,729	179,234
Total assets	241,893	195,573
Current liabilities:
Short-term loans	16,744	17,580
Financial liabilities held for trading

Financial liabilities at fair value through profit or loss
Derivative financial liabilities		44
Bills payable
accounts payable	11,317	9,879
Sales in advance of carriage	5,668	7,007
Employee benefits payable	1,342	2,412
Taxes payable	167	377
Other payables	11,077	10,114
Including: Interest payable	390	656
Dividends payable
Contract liabilities	1,288	1,572
Liabilities classified as held for sale
Non-current liabilities due within one year	13,333	18,583
Other current liabilities	17,996	4,000
Total current liabilities	78,932	71,568
Non-current liabilities:
Long-term loans	2,250	8,762
Bonds payable	9,804	4,655
Including: Preference shares
Perpetual bonds
Lease liabilities	91,631
Long-term payables		52,395
Long-term employee benefits payable	1	1
Provisions
Deferred income	431	642
Deferred tax liabilities
Other non-current liabilities	5,269	3,894
Total non-current liabilities	109,386	70,349
Total liabilities	188,318	141,917
Owners’ equity
Share capital	12,267	12,267
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	25,541	25,497
Less: Treasury shares
Other comprehensive income	92	158
Specific reserve
Surplus reserve	2,398	2,670
Retained earnings	13,277	13,064
Total owners’ equity	53,575	53,656
Total liabilities and owners’ equity	241,893	195,573

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Income Statement

For the nine months ended 30 September 2019

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Third quarter of 2019	Third quarter of 2018	Nine months ended 31 March 2019	Nine months ended 31 March 2018
1. Total revenue	43,726	41,334	116,665	108,889
Including: Operating income	43,726	41,334	116,665	108,889
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	42,180	39,371	115,242	106,569
Including: Cost of sales	35,102	34,024	99,547	94,138
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Taxes and surcharges	84	56	270	164
Selling and distribution expenses	1,978	1,791	5,311	5,090
General and administrative expenses	1,039	956	2,735	2,483
Research and development expenses	74	49	233	163
Financial expenses	3,903	2,495	7,146	4,531
Including: interest expenses	1,512	867	4,388	2,403
Interest income	6	27	64	78
Assets impairment losses
Credit losses
Add: Other income	1,044	590	2,887	2,429
Investment income (“-” for losses)	351	250	550	525
Including: Share of profit of associates and joint ventures	349	253	511	508
Net exposure hedging income (“-” for losses)
Gains/(losses) arising from changes in fair value (“-” for losses)	383	159	506	231
credit losses (“-” for losses)	-1		-1	2

Gains/(losses) on disposal of property, plant and equipment and construction in progress	16	103	53	405
Exchange gains (“-” for losses)
3. Operating profit (“-” for losses)	3,339	3,065	5,418	5,912
Add: Non-operating income	300	280	635	574
Less: Non-operating expenses	1	54	15	94
4. Total profits (“-” for losses)	3,638	3,291	6,038	6,392
Less: Income tax expenses	783	839	1,471	1,535
5. Net profit (“-” for net losses)	2,855	2,452	4,567	4,857
(1) By continuity
Net profit from continuing operations (“-” for net losses)	2,855	2,452	4,567	4,857
Net profit from discontinued operations (“-” for net losses)
(1) By ownership
Net profit attributable to shareholders of the Company	2,388	2,038	4,078	4,175
Non-controlling interests	467	414	489	682
6. Other comprehensive income, net of tax	-21	6	-72	260
Other comprehensive income (net of tax) attributable to shareholders of the Company	-22	6	-73	163
(1) Items that will not be reclassified to profit or loss	1		3	118
1. Remeasurement of defined benefit plan
2. Equity-accounted investees - share of other comprehensive income (non-recycling)	1		3
3. Changes in fair value of other equity instruments				118
4. Changes in fair value of credit risk specific to the company
(2) Items that may be reclassified subsequently to profit or loss:	-23	6	-76	45
1. Equity-accounted investees - share of other comprehensive income (recycling)

2. Changes in fair value of other investments in debt instruments
3. Changes in fair value of available-for-sale financial assets
4. Transferred to other comprehensive income upon reclassification of financial assets
5. Profits and losses arising from the reclassification of held-to-maturity investments as available-for-sale investments
6. Credit loss allowance for other debt instruments
7. Cash flow hedge: net movement in the hedging reserve (effective portion in cash flow hedge)	-21	6	-66	45
8. Translation differences arising on translation of foreign currency financial statements	-2		-10	0
9. Other
Other comprehensive income (net of tax) attributable to non-controlling interests	1	0	1	97
7. Total comprehensive income	2,834	2,458	4,495	5,117
Attributable to shareholders of the Company	2,366	2,044	4,005	4,338
Attributable to non-controlling interests	468	414	490	779
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.22	0.19	0.33	0.40
(2) Diluted earnings per share (RMB/share)	0.22	0.19	0.33	0.40

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Income Statement of the Company

For the three months ended 30 September 2019

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Third quarter of 2019	Third quarter of 2018	Nine months ended 30 September 2019	Nine months ended 30 September 2018
1. Total revenue	30,004	28,438	80,356	75,019
Less: Cost of sales	24,426	23,297	68,731	64,477
Taxes and surcharges	44	19	115	76
Selling and distribution expenses	1,363	1,268	3,545	3,530
General and administrative expenses	637	616	1,609	1,533
Research and development expenses	37	22	132	94
Financial expenses	3,092	2,189	5,463	3,899
Including: Interest expense	1,195	699	3,248	1,967
Interest income	8	20	46	58
Assets impairment losses
Credit losses
Add: Other income	688	278	1,735	1,374
Investment income (“-” for losses)	392	241	556	565
Including: Share of profit of associates and joint ventures	347	243	496	484
Net exposure hedging income (“-” for losses)
Gains/(losses) arising from changes in fair value (“-” for losses)	389	154	512	234
credit losses (“-” for losses)				-1
Gains/(losses) on disposal of property, plant and equipment and construction in progress	1	81	73	108
2. Operating profit (“-” for losses)	1,875	1,781	3,637	3,690
Add: Non-operating income	263	236	552	419
Less: Non-operating expenses	-3	50	6	78
3. Total profits (“-” for losses)	2,141	1,967	4,183	4,031
Less: Income tax expenses	435	510	905	899
4. Net profit (“-” for net losses)	1,706	1,457	3,278	3,132
Net profit from continuing operations (“-” for net losses)	1,706	1,457	3,278	3,132

Net profit from discontinued operations (“-” for net losses)
5. Other comprehensive income, net of tax	-21	6	-66	45
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan
2. Equity-accounted investees - share of other comprehensive income (non-recycling)
3. Changes in fair value of other equity instruments
4. Changes in fair value of credit risk specific to the company
(2) Items that may be reclassified to profit or loss:	-21	6	-66	45
1. Equity-accounted investees - share of other comprehensive income (recycling)
2. Changes in fair value of other investments in debt instruments
3. Changes in fair value of available-for-sale financial assets
4. Transferred to other comprehensive income upon reclassification of financial assets
5. Profits and losses arising from the reclassification of held-to-maturity investments as available-for-sale investments
6. Credit loss allowance for other debt instruments
7. Cash flow hedge: net movement in the hedging (effective portion in cash flow hedge)	-21	6	-66	45
8. Translation differences arising on translation of foreign currency financial statements
9. Other
6. Total comprehensive income	1,685	1,463	3,212	3,177
7. Earnings per share:
(1) Basic earnings per share (RMB/share)
(2) Diluted earnings per share (RMB/share)

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Cash Flow Statement

For the nine months ended 30 September 2019

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Nine months ended 30 September 2019	Nine months ended 30 September 2018
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	126,797	119,284
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of financial assets at fair value through profit or loss
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges	30	108
Proceeds from other operating activities	2,641	2,549
Sub-total of operating cash inflows from operating activities	129,468	121,941
Payment for goods and services	82,998	83,559
Net increase in customers deposits and advances

Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Net increase of funds lent
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Payment to and for employees	18,101	17,476
Payment of taxes and surcharges	2,649	3,244
Payment for other operating activities	944	1,205
Sub-total of cash outflows from operating activities	104,692	105,484
Net cash flows from operating activities	24,776	16,457
2. Cash flows from investment activities:
Proceeds from disposal of investments	467
Investment income received	182	97
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	554	3,988
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	72	83
Sub-total of cash inflows from investing activities	1,275	4,168
Payment for acquisition of fixed assets, intangible assets and other long-term assets	12,314	13,637
Payment for acquisition of investments	632
Net increase in pledged loans
Net payment for acquisition of subsidiaries and other business units
Payment for other investing activities
Sub-total of cash outflows from investment activities	12,946	13,637
Net cash flows from investing activities	-11,671	-9,469
3. Cash flows from financing activities:
Proceeds from investors		10,980
Including: Proceeds from non-controlling shareholders of subsidiaries		72
Proceeds from borrowings	23,265	23,849
Proceeds from issuance of bonds	36,700	1,500
Proceeds from other financing activities
Sub-total of cash inflows from financing activities	59,965	36,329
Repayments of borrowings	73,665	30,327
Payment for dividends, profit distributions or interest	5,604	4,419

Including: Dividends and profits paid to non-controlling shareholders of subsidiaries	38
Payment for other financing activities
Sub-total of cash outflows from financing activities	79,269	34,746
Net cash flows from financing activities	-19,304	1,583
4. Effect of changes in exchange rate on cash and cash equivalents	9	38
5. Net increase in cash and cash equivalents	-6,190	8,609
Add: Cash and cash equivalents at the beginning of the period	7,192	7,139
6. Cash and cash equivalents at the end of the period	1,002	15,748

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Cash Flow Statement of the Company

For the nine months ended 30 September 2019

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Nine months ended 30 September 2019	Nine months ended 30 September 2018
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	88,084	82,736
Refund of taxes and surcharges	23	108
Proceeds from other operating activities	1,968	2,027
Sub-total of operating cash inflows from operating activities	90,075	84,871
Payment for goods and services	56,684	57,513
Payment to and for employees	12,542	11,910
Payment of taxes and surcharges	1,965	2,214
Payment for other operating activities	593	590
Sub-total of cash outflows from operating activities	71,784	72,227
Net cash flows from operating activities	18,291	12,644
2. Cash flows from investment activities:
Proceeds from disposal of investments	467
Investment income received	244	87
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	37	631
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	44	57
Sub-total of cash inflows from investing activities	792	775
Payment for acquisition of fixed assets, intangible assets and other long-term assets	9,139	10,990
Payment for acquisition of investments	757	717
Net payment for acquisition of subsidiaries and other business units
Payment for other investing activities
Sub-total of cash outflows from investment activities	9,896	11,707

Net cash flows from investing activities	-9,104	-10,932
3. Cash flows from financing activities:
Proceeds from investors		10,908
Proceeds from borrowings	22,427	24,848
Proceeds from issuance of bonds	33,500	1,500
Proceeds from other financing activities
Sub-total of cash inflows from financing activities	55,927	37,256
Repayments of borrowings	64,094	27,077
Payment for dividends, profit distributions or interest	4,073	3,880
Payment for other financing activities
Sub-total of cash outflows from financing activities	68,167	30,957
Net cash flows from financing activities	-12,240	6,299
4. Effect of changes in exchange rate on cash and cash equivalents	8	36
5. Net increase in cash and cash equivalents	-3,045	8,047
Add: Cash and cash equivalents at the beginning of the period	3,620	4,631
6. Cash and cash equivalents at the end of the period	575	12,678

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

4.2

Particulars in relation to adjustments made to relevant items of the financial statements as at the beginning of the year of the initial adoption of New Financial Instruments Standard, New Revenue Standard and New Lease Standard

✓ Applicable ☐ Not applicable

Consolidated Balance Sheet

As at 30 September 2019

Unit: Million Currency: RMB

Items	31 December 2018	1 January 2019	Adjustment
Current assets:
Cash at bank and on hand	7,308	7,308
Provisions on payables
Contributions made
Financial assets held for trading	440	440
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable	2	2
Accounts receivables	2,927	2,927
Accounts receivable financing
Prepayments	3,695	2,884	-811
Premiums receivable
Receivables on reinsurance
Provisions for reinsurance contracts
Other receivables	2,338	2,338
Including: Interest receivable	1	1
Dividend receivable	3	3
Purchase of financial assets resold
Inventories	1,699	1,699
Contract asset
Assets classified as held for sale	224	224
Non-current assets due within one year
Other current assets	5,439	5,439
Total current assets	24,072	23,261	-811

Items	31 December 2018	1 January 2019	Adjustment
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets
Financial assets at fair value through profit or loss
Financial assets at fair value through other comprehensive income
Held-to-maturity investments
Long-term receivables
Long-term equity investments	5,992	5,465	-527
Other equity instrument investments	1,080	1,080
Other non-current financial assets	103	103
Investment properties	499	499
Fixed assets	170,039	81,198	-88,841
Construction in progress	37,881	37,881
Bearer biological assets
Oil and gas assets
Right-of-use assets		134,342	134,342
Intangible assets	3,349	3,349
Development costs
Goodwill
Long-term deferred expenses	732	522	-210
Deferred tax assets	1,574	2,291	717
Other non-current assets	1,334	1,334
Total non-current assets	222,583	268,064	45,481
Total assets	246,655	291,325	44,670

Items	31 December 2018	1 January 2019	Adjustment
Current liabilities:
Short-term loans	20,739	20,739
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	44	44
Bills payable	150	150
accounts payable	13,921	13,838	-83
Sales in advance of carriage	8,594	8,594
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Employee benefits payable	3,214	3,214
Taxes payable	554	554
Other payables	7,221	6,824	-397
Including: Interest payable	771	374	—397
Dividends payable	2	2
Amounts due to reinsurers
Securities trading agency fees
Securities underwriting fees
Contract liabilities	1,693	1,693
Liabilities classified as held for sale
Non-current liabilities due within one year	23,557	30,923	7,366
Other current liabilities	4,000	4,000
Total current liabilities	83,687	90,573	6,886
Non-current liabilities:
Reserves on insurance contracts
Long-term loans	9,422	9,422
Bonds payable	6,254	6,254
Including: Preference shares
Perpetual bonds
Lease liabilities		103,456	103,456
Long-term payables	62,666		-62,666
Long-term employee benefits payable	2	2
Provisions
Deferred income	906	760	-146
Deferred tax liabilities	668	490	-178
Other non-current liabilities	4,867	5,647	780
Total non-current liabilities	84,785	126,031	41,246
Total liabilities	168,472	216,604	48,132

Items	31 December 2018	1 January 2019	Adjustment
Owners’ equity (or shareholders’ equity)
Share capital (or issued capital)	12,267	12,267
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	25,589	25,589
Less: Treasury shares
Other comprehensive income	494	494
Specific reserve
Surplus reserve	2,670	2,398	-272
Provision for ordinary risks
Retained earnings	23,983	21,131	-2,852
Total equity attributable to shareholders of the Company	65,003	61,879	-3,124
Non-controlling interests	13,180	12,842	-338
Total owners’ equity	78,183	74,721	-3,462
Total liabilities and owners’ equity	246,655	291,325	44,670

Explanation on the adjustments made to each item

☐ Applicable ✓ Not applicable

Balance Sheet of the Company

As at 30 September 2019

Unit: Million Currency: RMB

Items	31 December 2018	1 January 2019	Adjustment
Current assets:
Cash at bank and on hand	3,698	3,698
Financial assets held for trading	440	440
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable
Accounts receivables	2,248	2,248
Accounts receivable financing
Prepayments	3,185	2,783	-402
Other receivables	1,714	1,714
Including: Interest receivable	125	125
Dividend receivable	3	3
Inventories	1,053	1,053
Contract assets
Assets classified as held for sale
Non-current assets due within one year
Other current assets	4,001	4,001
Total current assets	16,339	15,937	-402

Non-current assets:
Available-for-sale financial assets
Financial assets at fair value through profit or loss
Financial assets at fair value through other comprehensive income
Held-to-maturity investments
Long-term receivables
Long-term equity investments	14,565	14,038	-527
Other equity instrument investments	234	234
Other non-current financial assets	16	16
Investment properties	472	472
Fixed assets	129,695	54,660	-75,035
Construction in progress	29,717	29,717
Bearer biological assets
Oil and gas assets
Right-of-use assets		106,138	106,138
Intangible assets	1,612	1,612
Development costs
Goodwill
Long-term deferred expenses	259	49	-210
Deferred tax assets	1,544	2,289	745
Other non-current assets	1,120	1,120
Total non-current assets	179,234	210,345	31,111
Total assets	195,573	226,282	30,709

Items	31 December 2018	1 January 2019	Adjustment
Current liabilities:
Short-term loans	17,580	17,580
Financial liabilities held for trading
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	44	44
Bills payable
Accounts payable	9,879	9,812	-67
Sales in advance of carriage	7,007	7,007
Employee benefits payable	2,412	2,412
Taxes payable	377	377
Other payables	10,114	9,852	-262
Including: Interest payable	656	394	—262
Dividends payable
Contract liabilities	1,572	1,572
Liabilities classified as held for sale
Non-current liabilities due within one year	18,583	23,430	4,847
Other current liabilities	4,000	4,000
Total current liabilities	71,568	76,086	4,518
Non-current liabilities:
Long-term loans	8,762	8,762
Bonds payable	4,655	4,655
Including: Preference shares
Perpetual bonds

Lease liabilities		81,019	81,019
Long-term payables	52,395		-52,395
Long-term employee benefits payable	1	1
Provisions
Deferred income	642	496	-146
Deferred tax liabilities
Other non-current liabilities	3,894	4,329	435
Total non-current liabilities	70,349	99,262	28,913
Total liabilities	141,917	175,348	33,431
Owners’ equity
Share capital	12,267	12,267
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	25,497	25,497
Less: Treasury shares
Other comprehensive income	158	158
Specific reserve
Surplus reserve	2,670	2,398	-272
Retained earnings	13,064	10,614	-2,450
Total owners’ equity	53,656	50,934	-2,722
Total liabilities and owners’ equity	195,573	226,282	30,709

Explanation on the adjustments made to each item

☐ Applicable ✓ Not applicable

4.3	Description of the first implementation of new financial instrument standards and new lease standards on the retrospective adjustment of comparative figures for the previous period

☐ Applicable ✓ Not applicable

4.4	Auditors’ Report

☐ Applicable ✓ Not applicable

If the Company’s quarterly report is issued by the certified public accountant with unqualified opinions with emphasized matters, other issues, or significant uncertainties related to continuing operations, the Company shall also disclose the main text of the auditor’s report.